Exhibit (a)(1)



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                     OFFER TO PURCHASE FOR CASH ANY AND ALL
         CONVERTIBLE SUBORDINATED 7.5% NOTES DUE 2007, $1,000 PAR VALUE
                                       OF
                        ALLIED RISER COMMUNICATIONS CORP.
           (a wholly owned subsidiary of Cogent Communications, Inc.)
                                       AT
                                 $80.00 per Note

                           SCM ACQUISITION FUND, LLC,
                                (the "Purchaser")

             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON AUGUST 15, 2003, UNLESS THE OFFER IS EXTENDED.

The Purchaser hereby seeks to acquire CONVERTIBLE SUBORDINATED NOTES, PAR VALUE $1,000 (the "Notes") issued by ALLIED RISER COMMUNICATIONS CORP., a Delaware corporation (the "Company") and a wholly owned subsidiary of Cogent Communications, Inc. ("Cogent"). The Purchaser is not affiliated with the Company. The Purchaser hereby offers to purchase any and all Notes at a purchase price equal to $80.00 per Note, (8% of face value), in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire on August 15, 2003, or such other date to which this Offer may be extended (the "Expiration Date")

             Tender of Notes will include the tender of any and all securities into which the Notes may be converted, and any securities distributed with respect to the Notes, by way of dividend or otherwise, from and after the Offer Date.

As of March 31, 2003, there were $10,200,000 face value of the Notes outstanding, according to the annual and quarterly reports on Forms 10-K and 10-Q for the quarter ended March 31, 2003 filed by Cogent. The Purchaser and certain of its affiliates currently beneficially own an aggregate $300,000 face value of the Notes, or approximately 2.9% of the outstanding Notes. If all of the Notes sought in this Offer are purchased, the Purchaser and its affiliates would beneficially own in the aggregate approximately 100% of the outstanding Notes. Each Note is convertible into 2.09 shares of common stock of Cogent Communications, Inc. If the Purchaser were to successfully acquire 100% of the outstanding Notes, it would be able to convert them into 21,318 shares of common stock of Cogent, or 0.006 percent of the total of 3,524,848 shares outstanding at April 30, 2003 according to Cogent's Form 10-Q for the quarter ended March 31, 2003. Consummation of the Offer, if all Notes sought are tendered, would require payment by the Purchaser of up to $792,000 in aggregate purchase price, which the Purchaser will fund out of its existing working capital.

Holders of Notes ("Noteholders") are urged to consider the following factors:

o The Notes are thinly traded, and reported prices have ranged from $30.00 to $50.00 per Note (3% - 5% of face value) in recent months. The Purchaser was recently quoted a price of $50.00 by the Company. Our offer represents a 60% premium to the most recently available trading information.

o No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchaser's funds and tendered securities, the Purchaser may have access to the securities before all conditions to the Offer have been satisfied and selling Noteholders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF NOTES BEING TENDERED. A NOTEHOLDER MAY TENDER ANY OR ALL NOTES OWNED BY SUCH NOTEHOLDER.

The Purchaser expressly reserves the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Notes, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Notes not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Notes not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Noteholders in a manner reasonably designed to inform Noteholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

July 9, 2003

IMPORTANT

Any Noteholder desiring to tender any or all of his Notes should submit his Notes to Depository Trust Company, or, if his Notes are held in certificate form, request a Letter of Transmittal from the Purchaser, and mail, deliver or telecopy the Letter of Transmittal and any other required documents to the Purchaser at the address or facsimile number set forth below.

                            SCM Acquisition Fund, LLC
                           150 Post Street, Suite 405,
                         San Francisco, California 94108
                                 (415) 788-1441
                            Facsimile: (415) 788-1515


Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchaser at (415) 788-1441.
---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
---------------------------

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.


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                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................7

TENDER OFFER...................................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Notes.....10
Section 3.        Procedures for Tendering Notes..............................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Federal Income Tax Consequences.............................14
Section 7.        Effects of the Offer........................................16
Section 8.        Future Plans................................................17
Section 9.        The Business of the Company.................................17
Section 10.       Conflicts of Interest.......................................18
Section 11.       Certain Information Concerning the Purchaser................18
Section 12.       Source of Funds.............................................19
Section 13.       Conditions of the Offer.....................................19
Section 14.       Certain Legal Matters.......................................21
Section 15.       Fees and Expenses...........................................22
Section 16.       Miscellaneous...............................................22

Schedule I - The Purchaser and Its Principals

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                               SUMMARY TERM SHEET

 The Purchaser is offering to purchase any and all Notes for $80.00 per Note in cash (8% of face value). The following are some of the questions that you, as a Noteholder of the Company may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase any and all Notes is being made by SCM Acquisition Fund, LLC. SCM Acquisition Fund, LLC is a wholly owned subsidiary of Sutter Capital Management, LLC. The Purchaser is an affiliate of Robert Dixon, but is unrelated to the Company or its management.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase any and all of the CONVERTIBLE NOTES, PAR VALUE $1,000, which are the Notes issued to public investors in the Company. The Purchaser and certain of its affiliates currently beneficially own an aggregate of $300,000 face value of the Notes, or approximately 2.9% of the outstanding Notes. If all of the Notes sought in this Offer are purchased, the Purchaser and its affiliates would beneficially own in the aggregate 100% of the outstanding Notes.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $80.00 per Note, net to you in cash. If you tender your Notes to us in the Offer, you will not have to pay brokerage fees or similar expenses in connection with the sale (other than any fees you must pay in connection with your custodial or other beneficiary accounts).

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Notes sought is purchased, the Purchaser' capital commitment will be approximately $792,000. The Purchaser and its owner have adequate working capital resources at their disposal to fund in full all payments due to selling Noteholders.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchaser has more than adequate financial resources, other information concerning the Purchaser' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, pacific standard time, on August 15, 2003, to decide whether to tender your Notes in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on minimum Notes tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Notes in the event certain conditions occur, such as legal or government actions which would prohibit the purchase, or in the event of certain actions on the part of the Company, which are more fully described in Section 5. Furthermore, we are not obligated to purchase any Notes which are validly tendered if, among other things, there is a material adverse change in the Company or its business.

HOW DO I TENDER MY NOTES?

To tender your Notes, you must submit your Notes to Depository Trust Company, or if your Notes are held in certificate form, deliver a completed Letter of Transmittal, to the Purchaser at: Sutter Capital Management, LLC, 150 Post Street, Suite 405, San Francisco, California 94108; (415) 788-1441; Facsimile:
(415) 788-1515.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED NOTES?

You can withdraw previously tendered Notes at any time until the Offer has expired and, if we have not agreed to accept your Notes for payment by August 29, 2003, you can withdraw them at any time after such time until we do accept your Notes for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED NOTES?

To withdraw Notes, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Purchaser while you still have the right to withdraw the Notes.

WHAT DOES THE COMPANY THINK OF THE OFFER?

The Purchaser has not sought the approval or disapproval of the Company. The Company may be expected to respond with its position on the offer in the next two weeks.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

Given the scope of the Offer and the size of the Company and number of Notes outstanding, the Offer is unlikely to have a material effect on the Company, its operations or its prospects. As the Notes do not represent current equity securities, the consummation of the Offer will have no effect on the Company's status as a public company.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY NOTES?

The Offer will have no effect on holders who decided not to tender their Notes.

WHAT ARE THE PURCHASER'S FUTURE INTENTIONS CONCERNING THE COMPANY?

The Purchaser is acquiring the Notes for investment purposes, and has no other intentions with regard to the Company.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call SCM Acquisition Fund, LLC, at 415-788-1441.

TO THE NOTEHOLDERS OF ALLIED RISER COMMUNICATIONS CORP.

                                  INTRODUCTION

         The Purchaser hereby offers to purchase any and all Notes at a purchase price of $80.00 per Note ("Offer Price"), plus interest accrued through August 15, 2003, or such subsequent date to which the Offer may be extended, in cash, upon the terms and subject to the conditions set forth in the Offer.

         For further information concerning the Purchaser, see Section 11 below and Schedule I.

Noteholders are urged to consider the following factors:

o The Notes are thinly traded, and reported prices have ranged from $30.00 to $50.00 per Note (3% - 5% of face value) in recent months. The Purchaser was recently quoted a price of $50.00 by the Company. Our Offer represents a 60% premium to the most recently available trading information.

o No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchaser' funds and tendered securities, the Purchaser may have access to the securities before all conditions to the Offer have been satisfied and selling Noteholders have been paid.

         The Offer will provide Noteholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Noteholders may have a more immediate need to use the cash now tied up in an investment in the Notes and wish to sell them to the Purchaser.

Establishment of the Offer Price

         The Purchaser has set the Offer Price at $80.00 per Note, plus any interest accrued through August 15, 2003, or such subsequent date to which the Offer may be extended. In determining the Offer Price, the Purchaser analyzed a number of quantitative and qualitative factors, including: (i) the limited secondary market for resales of the Notes and the resulting lack of liquidity of an investment in the Company; and (ii) the costs to the Purchaser associated with acquiring the Notes.

         The Offer Price represents the price at which the Purchaser is willing to purchase Notes. The Purchaser believes trading prices have ranged from $30.00 to $50.00 in recent months, and on July 2, 2003 was offered $50.00 per Note for its Notes by the Company. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Notes may be relevant to Noteholders. Noteholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Notes.

         The Company recently came to a settlement agreement, discussed more fully in Form 10-K filed by Cogent on March 31, 2003, with holders of approximately $107 million face value of the Notes. The Company repurchased $107 million face value of the Notes in exchange for an aggregate cash payment by the Company in the amount of $4,997,725 and an aggregate 3,426,293 shares of Series D Preferred Stock and 3,426,293 shares of Series E Preferred Stock of Cogent.

         The Offer is not made with any current view toward or plan or purpose of acquiring Notes in a series of successive and periodic offers. Nevertheless, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchaser' future interest in acquiring additional Notes include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, changes in the public market in the Notes or actions by unrelated parties to tender for or purchase Notes, the status of and changes and trends in the Company's operations, any significant capital transactions by the Company, and local and national economic and financial market developments and trends.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Company has been derived from information provided in reports filed by the Company with the Securities and Exchange Commission.

         Tendering Noteholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Notes to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer. The Purchaser desires to purchase all Notes tendered by each Noteholder.

         If, prior to the Expiration Date, the Purchaser increases the consideration offered to Noteholders pursuant to the Offer, such increased consideration will be paid with respect to all Notes that are purchased pursuant to the Offer, whether or not such Notes were tendered prior to such increase in consideration.

         Noteholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Notes.


                                  TENDER OFFER


Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Notes validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on August 15, 2003, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Notes tendered, terminate the Offer and return all tendered Notes to tendering Noteholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Notes validly tendered, (iii) extend the Offer and, subject to the right of Noteholders to withdraw Notes until the Expiration Date, retain the Notes that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchaser will promptly pay for all validly tendered Notes, and the Purchaser do not intend to imply that the foregoing rights of the Purchaser would permit the Purchaser to delay payment for validly tendered Notes following expiration.

         The Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchaser from purchasing tendered Notes as offered herein, except for those conditions set forth in
Section 5.

         Section 2. Proration, Acceptance for Payment and Payment for Notes. Since the Purchaser is offering to purchase any and all Notes, proration will not be necessary unless the Purchaser amends the offer to reduce the number of Notes it is willing to purchase.

         The Consideration paid to tendering Noteholders will include accrued interest. The Purchaser will pay $80.00 plus all interest accrued through August 15, 2003, or such subsequent date to which the Offer may be extended.

Section 3. Procedures for Tendering Notes.

Valid Tender. For Notes to be validly tendered pursuant to the Offer, Notes must be submitted to Depository Trust Company, or a properly completed and duly executed Letter of Transmittal with any other documents required by the Letter of Transmittal must be received by the Purchaser at the address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Noteholder may tender any or all Notes owned by such Noteholder.

In order for a tendering Noteholder to participate in the Offer, Notes must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on August 15, 2003, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Noteholder and delivery will be deemed made only when actually received by the Purchaser.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Notes purchased pursuant to the Offer, a tendering Noteholder must provide the Purchaser with such Noteholder's correct taxpayer identification number and make certain certifications that such Noteholder is not subject to backup federal income tax withholding. Each tendering Noteholder must insert in the Letter of Transmittal the Noteholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Noteholder irrevocably appoints the designees of the Purchaser as such Noteholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Noteholder's rights with respect to the Notes tendered by such Noteholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Notes for payment. Upon such acceptance for payment, all prior proxies given by such Noteholder with respect to such Notes will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Notes, be empowered to exercise all voting and other rights of such Noteholder as they in their sole discretion may deem proper at any meeting of Noteholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Noteholder also assigns to the Purchaser all of the Noteholder's rights to receive distributions from the Company with respect to Notes which are accepted for payment and purchased pursuant to the Offer, other than those dividends declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Notes; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Notes tendered may, in the opinion of the Purchaser' counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Notes of any particular Noteholder, and the Purchaser' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Notes or will incur any liability for failure to give any such notification.

A tender of Notes pursuant to any of the procedures described above will constitute a binding agreement between the tendering Noteholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Noteholder's representation and warranty that (i) such Noteholder owns the Notes being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Note complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Noteholders who have granted options to sell or purchase the Notes, hold option rights to acquire such securities, maintain "short" positions in the Notes (i.e., have borrowed the Notes) or have loaned the Notes to a short seller. Because of the limited public market for the Notes, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Notes. In any event, a Noteholder will be deemed to tender Notes in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Notes and the holder (i) delivers the Notes pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Notes pursuant to the Offer are irrevocable, provided that Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after August 15, 2003.

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Notes to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Notes is delayed for any reason or if the Purchaser is unable to purchase or pay for Notes for any reason, then, without prejudice to the Purchaser' rights under the Offer, tendered Notes may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Noteholders are entitled to withdrawal rights as set forth in this
Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Notes properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Notes may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Notes by giving oral or written notice of such extension to the Noteholders, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Notes not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Notes not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Noteholders, and
(iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Notes being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Noteholders. The Purchaser expressly reserves the right to terminate or amend the Offer in the event (i) the Company consummates any material acquisition, disposition, or other transaction prior to Expiration, including the proposed acquisition of Vayala, Inc., or (ii) the Purchaser is able to sell its currently owned Notes to the Company or its affiliates, or any other party. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Noteholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after their acceptance for payment of Notes) is delayed in payment for Notes or is unable to pay for Notes pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Notes, and such Notes may not be withdrawn except to the extent tendering Noteholders are entitled to withdrawal rights as described in Section
4. However, the ability of the Purchaser to delay payment for Notes that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR NOTEHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Noteholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal

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

Revenue Service ("IRS") rulings and other pronouncements. EACH NOTEHOLDER TENDERING NOTES SHOULD CONSULT SUCH NOTEHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH NOTEHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         A taxable Noteholder will recognize a gain or loss on the sale of such Noteholder's Notes in an amount equal to the difference between (i) the amount realized by such Noteholder on the sale and (ii) such Noteholder's tax basis in the Notes sold. If the Noteholder reports a loss on the sale, such loss generally could not be currently deducted by such Noteholder except against such Noteholder's capital gains from other investments.

         The tax basis in the Notes of a Noteholder will depend upon individual circumstances. Each Noteholder who plans to tender hereunder should consult with the Noteholder's own tax advisor as to the Noteholder's tax basis in the Noteholder's Notes and the resulting tax consequences of a sale.

         A tax-exempt Noteholder (other than an organization described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Notes pursuant to the Offer, assuming that such Noteholder does not hold its Notes as a "dealer" and has not acquired such Notes with debt financed proceeds.

Section 7. Effects of the Offer.

Effect on Trading Market. If a substantial number of Notes are purchased pursuant to the Offer, the result could be a reduction in the number of Noteholders. Reducing the number of security holders in certain kinds of securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security.

Voting Power of Purchaser. The Offer is not expected to result in any change in the voting control of the Company.

Section 8. Future Plans. Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Notes. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Notes purchased pursuant to the Offer. The Purchaser is seeking to purchase any and all Notes. If the Purchaser acquires fewer than all of the Notes pursuant to the Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Notes pursuant to one or more future tender offers at the same price, a higher price or, if the Company's circumstances change, at a lower price. Alternatively, the Purchaser may discontinue any further purchases of Notes after termination of the Offer, regardless of the number of Notes purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Notes in a series of successive and periodic offers.

Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchaser' future interest in acquiring additional Notes include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of assets, including the mix and performance of their real estate interests and securities, the development of any public market in the Notes or actions by unrelated parties to tender for or purchase Notes, the status of and changes and trends in the Company's operations, announcement of pending capital transactions and local and national economic and financial market developments and trends.

         The Purchaser has no present intention to seek control of the Company or to change the management or operations of the Company, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of the Company, to make any change in the dividend policies, indebtedness or capitalization of the Company, or to change the structure of the Company, the listing status of the Notes or the reporting requirements of the Company.

Section 9. The Business of the Company. Information included herein concerning the Company is derived from the Company's publicly-filed reports. Information concerning the Company, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser has relied on such information to the extent information is presented herein concerning the Company, and expressly disclaim any responsibility for the information included in such reports and extracted in this Offer.

Section 10. Conflicts of Interest. The Purchaser is aware of no material conflicts of interest affecting the Offer.

Section 11. Certain Information Concerning the Purchaser. The Purchaser is SCM Acquisition Fund, LLC. The Purchaser is a privately held investment fund owned and controlled by Sutter Capital Management, LLC, which in turn is managed by Robert Dixon. The principal business address of the Purchaser is 150 Post Street, Suite 405, San Francisco, California 94108 and its business telephone number is (415) 788-1441. For certain information concerning the directors and executive officers of the Purchaser see Schedule I to this Offer to Purchase.

         Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser beneficially owns or has a right to acquire any Notes, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Notes within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on
Schedule I nor any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule I, or any affiliate of the Purchaser on the one hand, and the Company or its affiliates, on the other hand,
(v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, the persons listed on Schedule I, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and
(vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds. The Purchaser expects that approximately $792,000 would be required to purchase any and all Notes, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through its existing liquid capital reserves. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Notes tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.

         The Purchaser shall not be required to accept for payment or pay for any Notes not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Notes if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Notes by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Notes, including, without limitation, the right to vote any Notes acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's Noteholders, (iii) requires divestiture by the Purchaser of any Notes, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Company, in the reasonable judgment of the Purchaser;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Company, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Notes;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Notes have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Notes beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Notes.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in its sole exercise of reasonable discretion. In the event of any waiver of a material condition, the Purchaser will publicly announce such a waiver and the Offer will remain open for a period of at least five business days following the announcement of any such waiver of a material condition. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Notes by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Notes tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Notes thereunder. The Purchaser's obligation to purchase and pay for Notes is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Notes pursuant to the Offer.

Margin Requirements. The Notes are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. However, even if the Purchaser successfully acquires 100% of the outstanding Notes, it will not be in a position to exercise voting control over the Company or its parent, Cogent Communications, Inc.

         Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Notes tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Notes tendered.

Section 15. Fees and Expenses. The Purchaser has not retained any independent party to act as depositary in connection with the Offer. The Purchaser will pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) NOTEHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

July 9, 2003
SCM ACQUISITION FUND, LLC


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


                                   SCHEDULE I

                        THE PURCHASER AND ITS PRINCIPALS

             The Purchaser is SCM Acquisition Fund, LLC. SCM Acquisition Fund, LLC is a California limited liability company owned and managed by Sutter Capital Management, LLC, which, in turn, is managed by Robert E. Dixon.

             The principal business address for each of the Purchaser and Robert Dixon is 150 Post Street, Suite 405, San Francisco, California 94108, and the business telephone number for each is 415-788-1441.

Sutter Capital Management, LLC

Sutter Capital Management, LLC is a California limited liability company formed in 1998. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon. Robert E. Dixon has served as co-chief executive officer and a director of Sutter Holding Company, Inc. since March 2003, when Sutter Opportunity Fund 2, LLC acquired a controlling interest in the company. Mr. Dixon received his Bachelors degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc.in equity sales and trading during 1993 and 1994. From
October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997. Mr. Dixon is a U.S. citizen.




                                       15